UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

(May 6, 2019)

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

47 Avenue Rd., Suite 200, Toronto, Ontario, Canada M5R 2G3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F [X]  Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [  ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ______________.

NEWS RELEASE

PORTAGE ANNOUNCES CHANGE OF CEO

Toronto, Ontario, May 6, 2019 - The Board of Directors of Portage Biotech Inc. (“Portage” or “the Company”) (Canadian Securities Exchange: PBT.U, OTC Markets : PTGEF), announces that Dr. Declan Doogan , the current Chief Executive Officer (“CEO”) has decided to step down with immediate effect. The Board wishes to express its appreciation to Dr. Doogan for his excellent contribution to Portage, during which time Portage achieved significant success in its investment in Biohaven Pharmaceutical Holding Company Limited (“Biohaven”) and distributed its holdings in Biohaven as stock dividend to its shareholders. Note that Portage’s initial investment in Biohaven was at a 3.5M valuation, and under Dr. Doogan’s guidance, Biohaven is now valued at approximately $2.5B. Dr. Doogan will continue to serve as an independent director of Portage.

The Board also announces Dr. Ian Walters as its new CEO. As an independent Board Director, Dr. Walters has led the Company’s recent acquisition of SalvaRx Limited with its portfolio of 10 products in the exciting area of immuno-oncology.

“This is the perfect time for Dr. Walters to become Portage’s next CEO. We’ve selected a very strong leader at a time when Portage is now poised to advance several products to clinical proof of concept and hopefully take advantage of strong capital markets and increased levels of pharma mergers and acquisitions to bring yet more returns to our shareholders” said Portage’s Chairman Dr. Gregory Bailey.

“I am looking forward to the next chapter for portage. We are building our team and capabilities to enable continued development and value generation for our products. We continue to evaluate new technologies and look for partnering opportunities for our existing products. Stay tuned for more updates in due course. I am proud of the work that Portage and SalvaRx teams have done to help identify and develop innovative medicines for patients” commented Dr. Walters.

Ian Walters, M.D., M.B.A., has founded SalvaRx in 2015, and led its growth to include 10 products, the most advanced being in the clinic. Over his 20+year career, he has demonstrated both leadership and expertise in drug development, including contributing to 4 blockbuster oncology drug approvals.

Prior to SalvaRx, Dr. Walters spent seven years at Bristol-Myers Squibb, where he managed physicians overseeing the international development of more than eight oncology compounds (including Nivolimab (anti-PD-1), Ipilimumab (anti-CTLA-4), brivanib (anti VEGF/FGF), anti-IGF/IR, VEGFR2 biologic, Elotuzimab (antiCS1), as well as biomarker and companion diagnostic work. He was a core member of Bristol-Myers Squibb’s Strategic Transactions Group evaluating and executing licensing agreements, mergers and acquisitions, clinical collaborations, and the company’s immune-oncology strategy. He specialises in the evaluation, prioritization, and the innovative development of new therapies for the treatment of severe diseases. Previous positions include drug development and business roles at PDL BioPharma, Inc., Millenium Pharmaceuticals, Inc., and Sorrento Therapeutics, Inc.

Before entering the private sector, Ian was a lead investigator at the Rockefeller University and initiated advanced immunology research to understand the mechanism of action of several compounds. Ian received his MD from the Albert Einstein College of Medicine and an MBA from the Wharton School of The University of Pennsylvania.

About Portage

Portage Biotech, Inc. is a pharmaceutical company that identifies, finances, and develops best-in-class or first-in-class early-to-mid stage products. Portage chooses products with established scientific rationales and augments a company’s existing management teams. Portage creates much of its value by developing pre-proof of concept assets through proof of concept (POC).

Through Management’s extensive experience within Pharma, Portage is able to access a broad network of drug development professionals who through experience can determine the optimum development pathway for each compound, skewing the Portage’s risk/ profile. Management have over 80 combined years of experience in biotech, have overseen the development of 5 separate billion-dollar drugs, have built multiple companies valued in excess of 10 billion dollars, have taken 4 companies public, and have executed numerous multi-million-dollar licenses with Big Pharma.

Most recently Portage has acquired SalvaRx limited which has made investments in and helped form six immuno-oncology companies which are developing nine products. SalvaRx was formed by ex-Bristol Myers Squibb executives with extensive experience in the development and commercialization of immunotherapy.

For more information, visit http://www.portagebiotech.com.

For further information, contact Kam Shah, Chief Financial Officer, by telephone at (416) 929- 1806, by email at ks@portagebiotech.com or through our website, www.portagebiotech.com.

Forward-Looking Statements

This news release includes forward-looking statements within the meaning of the U.S. federal and Canadian securities laws. These forward-looking statements involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company's management. All statements, other than statements of historical facts, included in this press release, are forward-looking statements. The use of certain words, including the "believe", "could", "expect" and "will" and similar expressions are intended to identify forward-looking statements. The Company may not actually achieve the plans and objectives disclosed in the forward-looking statements and you should not place undue reliance on the Company's forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements, including uncertainties relating to the future clinical success. Additional important factors to be considered in connection with forward-looking statements are described in the "Risk Factors" section of the Company's quarterly financial and Management Discussion and Analysis and annual Report in Form 20-F filed on SEDAR and EDGAR. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  May 8, 2019

PORTAGE BIOTECH INC.

By: /s/ Kam Shah

Kam Shah

Chief Financial Officer

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